PROXY FORM

Annual Meeting
The Real Brokerage Inc.

WHEN:
Friday, June 9, 2023 at 9:00 a.m. ET

WHERE:
www.virtualshareholdermeeting.com/REAX2023

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

G-V502122020

CONTROL NO.:→

PROXY DEPOSIT DATE: June 7, 2023 at 9:00 a.m. ET

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

INSTRUCTIONS:

1. **This Form of Proxy is solicited by and on behalf of management of the issuer.**
2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person:
   - Write the name of your designate on the "Appointee" line and provide a unique **APPOINTEE IDENTIFICATION NUMBER** for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com and insert the name of your designate in the "Change Appointee(s)" section and provide a unique **APPOINTEE IDENTIFICATION NUMBER** on the voting site for your Appointee to access the Virtual Meeting.

   You **MUST** provide your Appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.
3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof.

   This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein.
4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required.
5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf.

   If you vote by Internet or telephone, do not mail back this Form of Proxy.
6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.
7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee.
8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate.
10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct.
11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular.

PLEASE SEE OVER

PROXY FORM

The Real Brokerage Inc.

90

MEETING TYPE:	Annual Meeting
MEETING DATE:	Friday, June 9, 2023 at 9:00 a.m. ET
RECORD DATE:	April 24, 2023
PROXY DEPOSIT DATE:	June 7, 2023 at 9:00 a.m. ET
ACCOUNT NO:	

CUID:

CUSIP:

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): Tamir Poleg and Michelle Ressler

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

→ ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

→ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R3B

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item		
01 To Set the Number of Directors at Six (6).	**FOR** ☐	AGAINST ☐
Election of Directors		
2A Election of Director: Tamir Poleg	**FOR** ☐	WITHHOLD ☐
2B Election of Director: Vikki Bartholomae	**FOR** ☐	WITHHOLD ☐
2C Election of Director: Guy Gamzu	**FOR** ☐	WITHHOLD ☐
2D Election of Director: Larry Klane	**FOR** ☐	WITHHOLD ☐
2E Election of Director: Atul Malhotra Jr.	**FOR** ☐	WITHHOLD ☐
2F Election of Director: Laurence Rose	**FOR** ☐	WITHHOLD ☐
03 To re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network) as the Company's independent auditor for the ensuing year and authorizing the directors to fix their remuneration.	**FOR** ☐	WITHHOLD ☐
04 To approve an ordinary resolution approving and authorizing the Company's Amended and Restated Omnibus Incentive Plan as described in the accompanying circular.	**FOR** ☐	AGAINST ☐
05 To approve an ordinary resolution ratifying and approving the grant of options and restricted share units previously granted pursuant to the Company's Amended and Restated Omnibus Incentive Plan as described in the accompanying circular.	**FOR** ☐	AGAINST ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y